President Bailey discussed the quarterly dividend in the context of earnings and the stock split just approved. It was concluded that a per share dividend increase of approximately 10% to that of the preceding quarter would be appropriate. Upon a motion made by Mr. Bailey and seconded by Mr. Drackett, the following resolution was unanimously approved:

    Be It Resolved, That a dividend of $.14 per share (post-split), a declaration date of February 26, 1996, a record date of March 15, 1996, and a payment date of April 5, 1996 be approved.

Mr. Bailey and Mr. Wooton reported on their recent analysis of a potential merger candidate - Seven Hills in Cincinnati. Based on the results of their work, they did not recommend the transaction. The Board accepted the recommendation.

All officers except Mr. Pruim left the meeting.

Mr. Bailey discussed the terms of the proposed new stock option plan to be presented to the Shareholders for ratification in the annual meeting. After substantial discussion, Mr. Hayes made a motion which was seconded by Mr. Bailey and unanimously approved to accept the plan which provides for an allocation of 120,000 shares (160,000 post-split) or approximately 5% of the outstanding stock with provisions in the Plan for the grant on 6,000 shares to each outside director or future director exercisable at market (18.375 per share) subsequent to ratification by the shareholders. The plan, The 1996 Stock Option Plan, would have a term of five years and is intended to qualify under Sec. 422 of the Internal Revenue Code relating to incentive stock option plans.

Mr. Bailey discussed the Company's proposed retention of RP Financial for the review of the Company's strategic plan. By consent of the Board members, RP Financial would be retained subject to additional background review by Vice Chairman Danielson.

There being no further business, the meeting adjourned at 9:15 a.m.



________________________                       _________________________
Donald C. Danielson                            Howard J. Pruim
Vice Chairman                                  Senior Vice President
                                               Secretary/Treasurer